

November 17, 2010

Samuel Martin
President and Chief Executive Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 6, 2010**
> **File No. 001-04141**

Dear Mr. Martin:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 27, 2010

Item 9A. Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7

1. We note your disclosure indicates that your control system "can provide only reasonable, not absolute, assurance that the objectives of the control system are met…" In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.

33-8238. Please also avoid using the qualifier "sufficiently" as you do in your reiteration of your effectiveness determination in the last paragraph.

<u>Item 15 – Exhibits and Financial Statement Schedules, page 13</u>

2. With your next current or periodic report, please file complete copies of material agreements, including all exhibits, schedules, and attachments or advise us why you are not required to file these documents. Refer to Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and/or exhibits or provided complete schedules and/or exhibits to the following exhibits:

- Exhibit 10.27 – Amended and Restated Credit Agreement, dated December 27, 2007;

- Exhibit 10.48 – Security Agreement, dated August 4, 2009;

- Exhibit 10.49 – Investment Agreement, dated July 23, 2009; and

- Exhibit 10.50 – Investment Agreement, dated July 23, 2009

The above are examples only and not necessarily all inclusive. Please ensure that your material contracts on file are complete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Examiner, at (202) 551-3252, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Schuster, Esq.
       Cahill Gordon & Reindell LLP
       Via Facsimile (212) 378-2332